WILLKIE FARR & GALLAGHER	787 Seventh Avenue New York, NY 10019-6099

212 728 8000 Fax: 212 728 8111

VIA EDGAR

July 27, 2011

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Apollo Credit Fund Inc.
Registration Statement on Form N-2

Ladies and Gentlemen:

On behalf of the Apollo Credit Fund Inc. (the “Fund”), a Maryland corporation, we are hereby filing an initial Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”). We are also concurrently filing Form N-8A under the 1940 Act.

We anticipate filing a pre-effective amendment to this Registration Statement prior to the offering of shares of the Fund. This pre-effective amendment will include the information that has been excluded from this initial Registration Statement, including any omitted exhibits.

If any questions should arise in the course of your review of this filing or if there is any way in which we may be of assistance, please do not hesitate to call me at (212) 728-8510 or P. Jay Spinola at (212) 728-8970.

Very truly yours,

/s/ Anthony Geron

Anthony Geron

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